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FEB 28 2022
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47052

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. STERLING SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1393 VETERANS MEMORIAL HIGHWAY SUITE 412N
(No. and Street)

HAUPPAUGE	NY	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE GOLDMAN — 631-360-2829 EXT 223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEPIETTO CPAs P.C.
(Name – *if individual, state last, first, middle name*)

1981 MARCUS AVE STE C100	LAKE SUCCESS	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RWS

OATH OR AFFIRMATION

I, HERBERT A ORR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. STERLING SECURITIES, INC., as of 12/31, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEORGE GOLDMAN
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Suffolk County
01GO4929400
MY COMMISSION EXPIRES 05/02/2022

Signature

PRESIDENT/CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. STERLING SECURITIES INC.

FINANCIAL STATEMENTS
AND
REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2021

U.S. STERLING SECURITIES INC.
FINANCIAL STATEMENTS

DECEMBER 31, 2021

TABLE OF CONTENTS

DePietto CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C100
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of U.S. Sterling Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of U.S. Sterling Securities Inc. as of December 31, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of U.S. Sterling Securities Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of U.S. Sterling Securities Inc.'s management. Our responsibility is to express an opinion on U.S. Sterling Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to U.S. Sterling Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4 have been subjected to audit procedures performed in conjunction with the audit of U.S. Sterling Securities Inc.'s financial statements. The supplemental information is the responsibility of U.S. Sterling Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

DePietto CPA PC

DePietto CPA PC

We have served as U.S. Sterling Securities Inc.'s auditor since 2004.

Lake Success, New York

February 23, 2022

U.S. STERLING SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2021

ASSETS

Current Assets:	
Cash	$ 152,643
Receivable from clearing organization	52,600
Deposits with clearing organization	50,677
Security Deposits	18,355
	$ 274,275

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable and Accrued Expenses	$ 72,382
	72,382
Stockholders' Equity:	
Common Stock, $1.00 par value, 100 shares authorized 10 shares issued and outstanding	10
Additional paid in capital	637,924
Retained Earnings	(436,041)
Total Stockholders' Equity	201,893
	$ 274,275

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2021

Revenue:	
Trading Income	$ 433,607
Interest Income	60
Other Income	562
Total Revenue	434,229
Expenses	
Professional Fees	$ 27,250
Commissions Paid	166,542
Administrative Fees	93,658
Clearing Charges	37,219
Occupancy	71,742
Regulatory Fees	27,772
Insurance	17,926
Other Expenses	15,030
Total expenses	457,139
Net Income (Loss) from operations	$(22,910)

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid in Capital	Retained Earnings	Equity
Balance - January 1, 2021	$ 10	$ 546,124	$ (413,131)	$133,003
Additional Paid in Capital		91,800		91,800
Net Income (Loss)	-	-	(22,910)	$(22,910)
Balance – December 31, 2021	$ 10	$ 637,924	$ (436,041)	$201,893

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities:	
Net Income (Loss)	**$(22,910)**
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Receivable from clearing organization	**(50,480)**
Accounts payable and accrued expenses	**37,952**
Net change in operating activities	**$(35,438)**
Cash from Financing activities:	
Capital contribution	**$ 91,800**
Net cash provided by financing activities:	**$ 91,800**
Net increase in cash	**56,362**
Cash at beginning of year	**96,281**
Cash at end of year	**$152,643**

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2021

NOTE 1: Nature of Business Organization

U.S. Sterling Securities Inc. (The Company) was incorporated in the State of New York on March 10, 1992 when it commenced domestic USA market operations. The company is a registered broker-dealer with current membership in the Financial Industry Regulatory Authority (FINRA) and is duly registered as a broker-dealer with participating NASAA State administrators in 44 States. The company is designated a registered Municipal Broker by the Municipal Securities Rulemaking Board (MSRB) and is a current member of the (Securities Investor Protection Corporation (SIPC). All the Company's executable trades are cleared through its clearing broker.

The company has permitted authority to conduct Investment Banking Services. The company may conduct institutional placements, corporate consulting, mergers and acquisition activities. The company has from time to time entered or maintained, selling agreements for non-executing securities transaction with federal or state registered or licensed institutions, or other permitted entities. The company is classified by its Designated Regulatory Authority (DRA) FINRA, as an Institutional non-clearing introducing broker-dealer.

NOTE 2: Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimate and assumptions that affect the reported amounts of assets and labilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. On December 31, 2021, the Company's cash did not exceed the limit. On December 31, 2021, the Company did not have any cash equivalents.

Receivables from Clearing Broker

Receivables from the company's clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker as follows:

Receivable from clearing broker	$ 52,600

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2021

NOTE 2: Summary of Significant Accounting Policies (cont.)

Revenue and Expense Recognition

Effective January 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606".) The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to identify the contract(s) with (a) customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Significant Judgements – The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events.

The Company earns commission revenue from effecting trades in U.S. equity that are listed on an exchange, or debt securities as may be offered federal or state institutions which are large qualified corporate issuers. Commissions and related clearing expenses are recorded on a trade date basis. In addition, the company conducts limited Investment Banking (IB) and earns placement and consulting fees in market operations to institutions seeking corporate finance, business consulting services and mergers and acquisition services; revenue is recognized on these transactions upon funding.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, Income Taxes, ("ASC 740"). Deferred assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company was not required to recognize any amounts from uncertain tax positions.

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the years 2019 through 2022 are subject to examination by tax authorities.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

Allowance for Credit Losses

Effective January 1, 2021 the Company adopted ASC Topic 326, Financial Instruments – Credit Losses("ASC 326") impacts the impartment model for certain financial assets measured as amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the over the entire financial life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based upon on the Company's expectation of financial instruments carried at amortized cost utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowances for credit losses. The Company's expectations are that the credit risk associated with receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2021.

NOTE 3: Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2021

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

On December 31, 2021, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with no inventory issues of short and intermediate term maturities and/or defined settlement amounts in the normal course of trade. The carrying amounts of cash and other assets and liabilities with stipulated earned defined settlement amounts are reported at their contractual amounts, which approximates fair value acceptable as an industry standard.

NOTE 4: Deposit with Clearing Firm

The Company maintains cash deposited with its clearing broker pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on December 10, 1998 with additional amendments added through August 28, 2007, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. On December 31, 2021, the Company had $50,677 deposited with Hilltop Securities. The deposit does not represent an ownership interest in Hilltop.

NOTE 5: Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with its clearing broker. The Company's clearing agreement provides that credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing broker records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing broker is therefore exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case it may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing broker is charged back to the Company.

NOTE 6: Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. The Rule requires that the Company maintain "net capital" equal to the greater of $50,000 or 2/3% of "aggregate indebtedness", as those terms are defined in the Rule. On December 31, 2021, the Company had a net capital of $183,358 which was $133.358 in excess of its required net capital of $50,000. The Company's net capital ratio was 39.477%. Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2021

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all the accounts of such customers and maintains and preserves such books and records.

NOTE 7: Related Party Transaction

The Company maintains an expense sharing agreement with U.S. Sterling Capital Corp., a related party, which provides professional and administrative staff, facilities and services necessary or appropriate for the conduct of the Company's business operations. The Company paid $183,926 to the related party during 2021 for those expenses.

NOTE 8: Leases

On January 1, 2021, the Company adopted ASU 2016-02 "Leases" ("Topic 842"). Under Topic 842, leases are required to recognize a right of use asset and related liability on the balance sheet for rights and obligations arising from leases with durations greater than 12 months. Adoption of Topic 842 did not have any impact on the Company's financial statements as the company does not have any agreements that meet the definition of a lease.

NOTE 9: Commitments

As of December 31, 2021, the Company had no commitments or contingencies that required disclosure.

NOTE 10: Declaration of National Emergency

Uncertainties due to Pandemic

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern". The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have continued adverse impact on economic and market conditions and triggers a period of global economic slowdown. The rapid development and fluidity of the situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statement.

NOTE 11: Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2021 through the date of these financial statements on February 23, 2022. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

SUPPLEMENTARY INFORMATION

U.S. STERLING SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT
TO
SEC RULE 15c3-1
December 31, 2021

Computation of Net Capital:

1.	Total Ownership Equity	$ 201,893
2.	Deductions and/or charges Non-allowable assets: Security deposit	18,355
	Total non-allowable assets	18,355
3.	Tentative net capital	183,538
4.	Less: Haircuts	0
5.	Net Capital	$ 183,538

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - (6 2/3% Aggregate Indebtedness)	4,821
2.	Minimum Dollar Net Capital	50,000
3.	Net Capital Requirement	50,000
4.	Net Capital	183,538
5.	Excess Net Capital	$ 133,358
6.	Ratio: Aggregate indebtedness to net capital	.3948 to 1

Computation of Aggregate Indebtedness

7.	Total Liabilities	$ 72,382
8.	Non-Aggregate Indebtedness Liabilities	-
		$ 72,382

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)

For the Period Ended December 31, 2021

	Orig. Filing X-17A-5 USSI FINOP	Per Cert. Financial Report	Recon. in Filing vs. Financial
NET CAPITAL			
Equity	$ 201,893	$ 201,893	$
Deductions and /or charges			
Non-allowable assets:			
Other assets	18,355	18,355	-
Total non-allowable assets	18,355	18,355	-
Tentative Net Capital	183,538	183,538	
Haircuts	0	0	0
Net Capital (15c3-1)	$ 183,538	$ 183,538	-
AGGREGATE INDEBTEDNESS			
Items included in statement of financial condition:			
Accounts payable	$ 72,382	$ 72,382	$ -
Total indebtedness	$ 72,382	$ 72,382	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital requirement or greater of 100,000 Minimum net capital 15c3-1	$ 50,000	$ 50,000	-
Excess net capital	$ 133,538	$ 133,538	-
Net capital less greater of 10% of minimum total indebtedness or 120% of minimum net capital requirement	$ 123,583	$ 123,583	$ -
Ratio: Aggregate indebtedness to net capital	39.44%	39.44%	-
Other difference due to rounding			

There are no material differences between the computation of Net Capital presented above and the computation of Net Capital in the company's unaudited for X17-a-5, Part IIA filing as of December 31,2021.

"See Accompanying Notes and Independent Auditor's Report"

DEPIETTO CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C100
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of U.S. Sterling Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) U.S. Sterling Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Sterling Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (exemption provision) and (2) U.S. Sterling Securities Inc. stated that U.S. Sterling Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Sterling Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Sterling Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DePietto CPA PC

DePietto CPA PC

Lake Success, New York

February 23, 2022

U.S. Sterling Securities, Inc.
2021 Exemption Report Notice Pursuant to 15c3-3

Mr. Herbert Orr, CEO
U.S. Sterling Securities, Inc.

U.S. Sterling Securities, Inc., the firm, is a duly registered broker-dealer. To the best of its knowledge and belief, has as met, affirms and attests to the following information, declaration and statements, pursuant to the annual report herein incorporated by reference, as true, accurate and factual, which is the status of the firm at all times during most recent fiscal year ending December 31, 2021: (1) that the firm maintained at all times the exemption provisions in paragraph k2(ii) Specifically the mechanism of the exemptive provision, the functional application of the regulation as applied in the this report to the operation of U.S. Sterling Securities is a non-carrying broker-dealer who is claiming an exemption from Rule 15c3-3 and therefore is required to file (i) an Exemption Report asserting that it is exempt from the provisions of Rule 15c3-3 because it meets one or more of the conditions with respect to its business activities under Rule 15c3-3(k) and (ii). Specifically, the firm has relied upon (the following is the firms attesting statement that identifies the provisions in paragraph (k) of SEC Rule 15c3 –3, under which the report, firm relied):

The firm is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with its clearing broker and the firm promptly transmits all customer funds and securities to the clearing broker or dealer who carries all of the accounts of the firms customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of applicable sections of 15c3, as are customarily made and kept by a clearing broker or dealer, of Rule 15c3-3 throughout the most recent fiscal year ending December 31, 2021 without any exception, actual or apparent; there are no exceptions noted for the firm for fiscal year December 31, 2021.

The firm further attests and represents in this exemption report it has met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2021 without exception; therefore to the best of its knowledge it has not identified any exception during the during frame of this report.

Attested:
U.S. Sterling Securities, Inc

I Herbert A Orr, CCO confirm firm that, to my best knowledge and belief, this Compliance Report is true and correct.

BY: ______________________ **Date: 12/31/2021**
Chief Compliance Officer

DEPIETTO CPA
Accounting • Tax • Advisory

1981 Marcus Ave.Ste C100
Lake Success, NY 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of U.S. Sterling Securities Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of U.S. Sterling Securities Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on U.S. Sterling Securities Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of U.S. Sterling Securities Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DePietto CPA PC

DePietto CPA PC

Lake Success, New York

February 23, 2022